Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

April 15, 2024

VIA EDGAR TRANSMISSION

Daniel Greenspan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 168 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Mr. Greenspan:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on April 4, 2024, with respect to the Registration Statement and the Trust’s proposed four new series, the Defiance Gold Enhanced Options Income ETF, the Defiance Silver Enhanced Options Income ETF, the Defiance Oil Enhanced Options Income ETF, and Defiance Treasury Enhanced Options Income ETF (together, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

FEES AND EXPENSES

1.	Please confirm that there are contractual fee waiver or reimbursement agreements in place. If there are, please provide appropriate disclosure in footnotes to the fee table.

Response: The Trust confirms the Funds are not expected to have a contractual fee waiver agreement or a reimbursement agreement in place when the Funds commence operations. If contractual fee waivers or reimbursement agreements are put in place in the future, the relevant fee table(s) and expense example(s) will be revised to include appropriate disclosures.

PRINCIPAL INVESTMENT STRATEGIES

2.	Please clarify the mechanics of the Funds’ strategies. In particular, please clarify whether the income generated from the Funds’ options strategy will be exclusively from premium (albeit intrinsic or extrinsic). Similarly, except in scenarios where a Fund owns the shares of an Underlying ETP, it appears that the only option income is from the price of the premium, and the Fund would not benefit directly from increases in the share price of the Underlying ETP.

Response: The Trust confirms that clarifying changes have been made through the Fund’s investment strategy disclosures concerning the Funds’ options strategies.
3.	With respect to the statement that an Underlying ETP is not subject to protection of the 1940 Act, please add disclosure stating that investors of the Fund will retain their protections of the 1940 Act.

Response: The Trust confirms that, for each Fund that invests in options related to an Underlying ETP that is not subject to protection of the 1940 Act, the Prospectus has been revised to indicate that such Fund is subject to the protections of the 1940 Act.

4.	What is the Funds’ policy / strategy with respect to covering downside risk? Will the Funds have ready liquid assets to cover downside risks?

Response: Each Fund’s strategy employs selling puts. Further, each Fund’s puts are fully cash secured, meaning that they are fully collateralized. Therefore, the assets required to cover downside risk/exposure are held as margin at the custodian. To clarify the foregoing, the Trust confirms that the Prospectus has been revised to include language substantially as follows: “To fully collateralize the Fund’s options strategy, the market value of the cash and treasuries held by the Fund is expected to comprise at least 80% of the Fund’s net assets.”
5.	With respect to the example included under the heading “The Fund’s Use of the Underlying ETP Option Contracts,” please rewrite the example to be less abstract. Consider replacing this example with the example disclosed in Item 9.

Response: The Trust confirms that it has revised the example to read substantially as follows:

For example, imagine the Underlying ETP’s shares are priced at $200, and a put option with a strike price of 205 is sold for $15. The difference between the strike price and the Underlying ETP’s share price is $5 (in-the-money amount). The remaining $10 (the $15 put price minus the $5 in-the-money amount) represents the put’s extrinsic value. In the case of this example:
•	if the Underlying ETP’s share price is $205 or more at the end of trading, the Fund would gain the full $15.
•	if the Underlying ETP’s share price remains at $200 at the end of trading, the Fund would gain only $10.
•	if the Underlying ETP’s share price fell significantly below $200 at the end of trading, the Fund would lose money. For example, if the price fell to $185 per share, the Fund would lose $5.
6.	With respect to the settlement of the Funds’ options contracts, it is not possible to always cash settle. Please add appropriate risk disclosure if it reasonably likely for the Fund to be required to take possession of the Underlying ETP’s shares. Such disclosure should also address the Fund’s ability to dispose of such shares. If, however, such an event is only a fairly remote possibility, please inform the Staff via a supplemental response.

Response: The Trust confirms that the Funds’ options contracts are not cash settled, and appSropriate risk disclosure has been added to the Prospectus.
7.	The At-the-Money Options/ In-the-Money Options table, includes the following statement: “The Fund keeps premium which includes the gain from the intrinsic premium.” Should the reference to “intrinsic premium” in the foregoing be revised to “intrinsic value”?

Response: The aforementioned sentence has been revised to reference intrinsic value.
8.	With respect to the third paragraph under the heading “Fund’s Return Profile vs. the Underlying ETP,” please provide a brief discussion of notional value and explain how it could drift.

Response: The Trust confirms that the foregoing discussion and explanation have been added to the aforementioned paragraph.
9.	Please disclose that where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed are trading and that market is open, there may be changes between the last quote from its closed market and the value of such security during the ETF’s trading day. In addition, please note that this, in turn, could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response: The Trust notes that the Funds’ options trade on Nasdaq during normal trading hours. As a result, the Trust respectfully declines to include the foregoing additional disclosure.
10.	Please confirm whether the securities will be traded outside a collateralized settlement system.

Response: The Trust confirms that the Fund’s options will traded within a collateralized settlement system. The Trust notes that the Prospectus indicates that all of the Funds’ options will be exchange traded.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 (Extension 746) or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino
Michael Pellegrino
General Counsel
Tidal Investments LLC